CONE MILLS CORPORATION
                            3101 NORTH ELM STREET
                            GREENSBORO  NC  27408

JUNE 29, 2001


VIA EDGAR

Securities and Exchange Commission
450 5TH ST NW
Washington, DC 20001

RE:      Cone Mills Corporation (the "Registrant") - Form 11K
         The 401(k) Program of Cone Mills Corporation

Gentlemen:

On behalf of the Registrant and pursuant to Rule 15d of the Securities Exchange Act of 1934, I hereby file the annual report on Form 11-K of Cone Mills Corporation The 401(k) Program of Cone Mills Corporation.

This report is being transmitted by EDGAR pursuant to General Instruction E of Form 11-K and Rule 101(b)(3) of Regulation S-T.

If there are any questions or comments regarding the contents of the materials in this transmission, please contact the undersigned, telephone 336.379.6568.

Sincerely,

CONE MILLS CORPORATION

/s/      Neil W. Koonce
Title: Vice President, General Counsel and Secretary

Enclosures

c:       Schell Bray Aycock Abel & Livingston, LLP (w/enclosures)
         McGladrey & Pullen, LLP (w/enclosures)
         New York Stock Exchange (w/enclosures)

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549


                              FORM 11-K


(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2000

                                       OR

(   ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from          to

Commission file number 1-3634

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         The 401(k) Program of Cone Mills Corporation
         Cone Mills Corporation Employee Equity Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.


                             CONE MILLS CORPORATION
                              3101 North Elm Street
                              Greensboro, NC 27408

                               The 401(k) Program
                            of Cone Mills Corporation


                                Financial Report


                                December 31, 2000

                                    Contents



--------------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT                                                 1
--------------------------------------------------------------------------------

FINANCIAL STATEMENTS

 Statements of net assets available for benefits with fund information   2 - 5

 Statements of changes in net assets available for benefits with fund
 information                                                            6 - 11

 Notes to financial statements                                         12 - 19

--------------------------------------------------------------------------------

                            McGLADREY & PULLEN, LLP

                          CERTIFIED PUBLIC ACCOUNTANTS

                          INDEPENDENT AUDITOR'S REPORT



To the Advisory Committee
The 401(k) Program
   of Cone Mills Corporation
Greensboro, North Carolina

We have audited the accompanying statements of net assets available for benefits of The 401(k) Program of Cone Mills Corporation (Plan #003) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years ended December 31, 2000 and 1999, and for the period June 1, 1998 through December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The 401(k) Program of Cone Mills Corporation as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years ended December 31, 2000 and 1999, and the period June 1, 1998 through December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available and changes in net assets available of each fund. The Fund Information has been subject to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ McGladrey & Pullen, LLP
McGladrey & Pullen, LLP

Greensboro, North Carolina
May 4, 2001

THE 401(k) PROGRAM OF CONE MILLS CORPORATION

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
WITH FUND INFORMATION
December 31, 2000

                                                      Vanguard       Vanguard      Vanguard       Vanguard
                                       Vanguard    International   LifeStrategy   Small-Cap      Total Bond
                                      500 Index        Growth        Moderate       Index       Market Index
                                         Fund           Fund       Growth Fund       Fund           Fund
--------------------------------------------------------------------------------------------------------------
Assets:
  Investments, at fair value,
    trust funds (Note 6)            $  1,736,235    $   232,199    $   267,413    $   287,933   $   467,216
                                    --------------------------------------------------------------------------

Receivables:
  Employer contributions                   2,280            305            351            378           614
  Employee contributions                   7,401            990          1,140          1,227         1,992
                                    --------------------------------------------------------------------------
                                           9,681          1,295          1,491          1,605         2,606
                                    --------------------------------------------------------------------------

           Total assets             $  1,745,916    $   233,494    $   268,904    $   289,538   $   469,822
                                    ==========================================================================

Net Assets Available for Benefits:
  Amounts allocated to persons
    who have withdrawn from
    participation in the earnings
    and operations of the Plan      $    385,685    $    51,581    $    59,403    $    63,961   $   103,787
  Other                                1,360,231        181,913        209,501        225,577       366,035
                                    --------------------------------------------------------------------------

                                    $  1,745,916    $   233,494    $   268,904    $   289,538   $   469,822
                                    ==========================================================================

                                                                     Vanguard
                                       Vanguard       Vanguard      Retirement
                                      US Growth      Wellington      Savings      Cone Mills    Participant
                                         Fund           Fund          Trust       Stock Fund       Loans            Total
--------------------------------------------------------------------------------------------------------------------------------
Assets:
  Investments, at fair value,
    trust funds (Note 6)            $ 18,072,337    $  6,974,423   $ 7,393,306    $ 4,949,806   $   702,354     $ 41,083,222
                                    --------------------------------------------------------------------------------------------

Receivables:
  Employer contributions                  23,737           9,160         9,711          6,501             -           53,037
  Employee contributions                  77,039          29,731        31,517         21,100             -          172,137
                                    --------------------------------------------------------------------------------------------
                                         100,776          38,891        41,228         27,601             -          225,174
                                    --------------------------------------------------------------------------------------------

           Total assets             $ 18,173,113    $  7,013,314   $ 7,434,534    $ 4,977,407   $   702,354     $ 41,308,396
                                    ============================================================================================

Net Assets Available for Benefits:
  Amounts allocated to persons
    who have withdrawn from
    participation in the earnings
    and operations of the Plan      $  4,014,568    $  1,549,290   $ 1,642,340    $ 1,099,544   $         -     $  8,970,159
  Other                               14,158,545       5,464,024     5,792,194      3,877,863       702,354       32,338,237
                                    -------------------------------------------------------------------------------------------
                                    $ 18,173,113    $  7,013,314   $ 7,434,534    $ 4,977,407   $   702,354     $ 41,308,396
                                    ============================================================================================

See Notes to Financial Statements.

THE 401(k) PROGRAM OF CONE MILLS CORPORATION

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
WITH FUND INFORMATION
December 31, 1999

                                                       Vanguard      Vanguard      Vanguard      Vanguard
                                         Vanguard    International LifeStrategy    Small-Cap    Total Bond
                                        500 Index       Growth       Moderate        Index     Market Index
                                           Fund          Fund       Growth Fund      Fund          Fund
-------------------------------------------------------------------------------------------------------------
Assets:
  Investments, at fair value,
    trust funds (Note 6)            $  1,522,991    $    224,416   $   113,336    $   216,861   $   444,857
                                    -------------------------------------------------------------------------

Receivables:
  Employer contributions                   1,432             211           107            204           418
  Employee contributions                   4,766             703           355            678         1,392
                                    ------------------------------------------------------------------------
                                           6,198             914           462            882         1,810
                                    ------------------------------------------------------------------------

            Total assets            $  1,529,189    $    225,330   $   113,798    $   217,743   $   446,667
                                    ========================================================================

Net Assets Available for Benefits:
  Amounts allocated to persons
    who have withdrawn from
    participation in the earnings and
    operations of the Plan          $    416,598    $    61,386    $    31,002    $    59,320   $   121,686
  Other                                1,112,591        163,944         82,796        158,423       324,981
                                    ------------------------------------------------------------------------

                                    $  1,529,189    $   225,330    $   113,798    $   217,743   $   446,667
                                    ========================================================================


                                                                     Vanguard
                                        Vanguard       Vanguard     Retirement
                                        US Growth     Wellington      Savings     Cone Mills    Participant
                                           Fund          Fund          Trust      Stock Fund       Loans           Total
----------------------------------------------------------------------------------------------------------------------------
Assets:
  Investments, at fair value,
    trust funds (Note 6)            $ 24,913,016    $  9,198,095   $ 9,468,413    $ 9,464,296   $   679,840     $56,246,121
                                    ----------------------------------------------------------------------------------------

Receivables:
  Employer contributions                  23,424           8,648         8,902          8,899             -          52,245
  Employee contributions                  77,959          28,783        29,629         29,616             -         173,881
                                    ----------------------------------------------------------------------------------------
                                         101,383          37,431        38,531         38,515             -         226,126
                                    ----------------------------------------------------------------------------------------

            Total assets            $ 25,014,399    $  9,235,526   $ 9,506,944    $ 9,502,811   $   679,840     $56,472,247
                                    ========================================================================================

Net Assets Available for Benefits:
  Amounts allocated to persons
    who have withdrawn from
    participation in the earnings and
    operations of the Plan          $  6,814,691    $  2,516,041   $ 2,589,984    $ 2,588,858   $         -     $15,199,566
   Other                              18,199,708       6,719,485     6,916,960      6,913,953       679,840      41,272,681
                                    ----------------------------------------------------------------------------------------
                                    $ 25,014,399    $  9,235,526   $ 9,506,944    $ 9,502,811   $   679,840     $56,472,247
                                    ========================================================================================

See Notes to Financial Statements.

THE 401(k) PROGRAM OF CONE MILLS CORPORATION

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
WITH FUND INFORMATION
Year Ended December 31, 2000

                                                    Vanguard      Vanguard         Vanguard      Vanguard
                                     Vanguard    International  LifeStrategy       Small-Cap     Total Bond
                                    500 Index        Growth       Moderate           Index      Market Index
                                       Fund           Fund       Growth Fund         Fund          Fund
-----------------------------------------------------------------------------------------------------------
Investment income (loss):
  Gain (loss) on sale of
    investments                     $    (15,629)   $     (9,874)  $      (597)    $        (1)  $     2,874
  Unrealized appreciation (depreciation)
    in fair value of investments        (168,259)        (38,812)      (15,391)        (59,273)       15,617
  Dividends                               18,952          21,693        10,647          40,854        28,852
  Interest                                     -               -             -               -             -
                                    -------------------------------------------------------------------------
                                        (164,936)        (26,993)       (5,341)        (18,420)       47,343
                                    -------------------------------------------------------------------------

Contributions:
  Employer                                69,928          17,477        10,120          13,400         6,499
  Employee                               234,042          56,725        29,421          52,836        25,394
  Participant loan repayments              8,132           1,658         5,148           2,075           428
                                    -------------------------------------------------------------------------
                                         312,102          75,860        44,689          68,311        32,321
                                    -------------------------------------------------------------------------

Transfers (to) from the 401(k) Program
  (Hourly) of Cone Mills Corporation     (28,009)         (1,267)            -             215             -
Transfers with other funds               387,150          54,335       124,685          30,678       140,250
                                    -------------------------------------------------------------------------
                                         359,141          53,068       124,685          30,893       140,250
                                    -------------------------------------------------------------------------

       Total additions (reductions)      506,307         101,935       164,033          80,784       219,914
                                    -------------------------------------------------------------------------

Benefits paid directly to participants   277,428          92,757         8,631           7,759       188,538
Participant loan withdrawals              10,686             777             -             466         7,987
Other deductions                           1,466             237           296             764           234
                                    -------------------------------------------------------------------------

       Total deductions                  289,580          93,771         8,927           8,989       196,759
                                    -------------------------------------------------------------------------

       Net increase (decrease)           216,727           8,164       155,106          71,795        23,155

Net assets available for benefits:
  December 31, 1999                    1,529,189         225,330       113,798         217,743       446,667
                                    -------------------------------------------------------------------------
  December 31, 2000                 $  1,745,916    $    233,494   $   268,904    $    289,538  $    469,822
                                    =========================================================================

                                                                        Vanguard
                                        Vanguard       Vanguard       Retirement
                                        US Growth      Wellington       Savings     Cone Mills    Participant
                                          Fund           Fund            Trust      Stock Fund       Loans           Total
-----------------------------------------------------------------------------------------------------------------------------
Investment income (loss):
  Gain (loss) on sale of
    investments                     $   (247,279)   $    (21,207)  $         -    $    293,369  $          -    $      1,656
  Unrealized appreciation (depreciation)
    in fair value of investments      (8,402,619)         70,143             -      (3,734,354)            -     (12,332,948)
  Dividends                            4,017,014         619,562             -           3,635             -       4,761,209
  Interest                                     -               -       500,681               -        40,658         541,339
                                    -----------------------------------------------------------------------------------------
                                      (4,632,884)        668,498       500,681      (3,437,350)       40,658      (7,028,744)
                                    -----------------------------------------------------------------------------------------

Contributions:
  Employer                               268,709          95,042        65,095         146,877             -         693,147
  Employee                               928,128         299,362       203,842         453,600             -       2,283,350
  Participant loan repayments            130,630          47,849        18,004          40,745      (254,669)              -
                                    -----------------------------------------------------------------------------------------
                                       1,327,467         442,253       286,941         641,222      (254,669)      2,976,497
                                    -----------------------------------------------------------------------------------------

Transfers (to) from the 401(k) Program
  (Hourly) of Cone Mills Corporation      70,348          (1,009)       (8,325)        (12,759)        1,268          20,462
Transfers with other funds               698,255      (1,347,908)      429,360        (516,805)            -               -
                                    -----------------------------------------------------------------------------------------
                                         768,603      (1,348,917)      421,035        (529,564)        1,268          20,462
                                    -----------------------------------------------------------------------------------------

       Total additions (reductions)   (2,536,814)       (238,166)    1,208,657      (3,325,692)     (212,743)     (4,031,785)
                                    -----------------------------------------------------------------------------------------

Benefits paid directly to
  participants                         4,138,737       1,951,582     3,227,975       1,117,210        88,732      11,099,349
Participant loan withdrawals             152,255          26,230        48,774          76,814      (323,989)              -
Other deductions                          13,480           6,234         4,318           5,688             -          32,717
                                    -----------------------------------------------------------------------------------------

       Total deductions                4,304,472       1,984,046     3,281,067       1,199,712      (235,257)     11,132,066
                                    -----------------------------------------------------------------------------------------

       Net increase (decrease)        (6,841,286)     (2,222,212)   (2,072,410)     (4,525,404)       22,514     (15,163,851)

Net assets available for benefits:
  December 31, 1999                   25,014,399       9,235,526     9,506,944       9,502,811       679,840      56,472,247
                                    -----------------------------------------------------------------------------------------
  December 31, 2000                 $ 18,173,113    $  7,013,314   $ 7,434,534    $  4,977,407  $    702,354    $ 41,308,396
                                    =========================================================================================

See Notes to Financial Statements.

THE 401(k) PROGRAM OF CONE MILLS CORPORATION

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
WITH FUND INFORMATION
Year Ended December 31, 1999

                                                       Vanguard      Vanguard       Vanguard      Vanguard
                                         Vanguard    International LifeStrategy    Small-Cap     Total Bond
                                        500 Index       Growth       Moderate        Index      Market Index
                                           Fund          Fund       Growth Fund       Fund          Fund
--------------------------------------------------------------------------------------------------------------
Investment income (loss):
  Gain (loss) on sale of
    investments                     $     27,051    $       545    $     3,361    $     2,291   $    (37,466)
  Unrealized appreciation (depreciation)
    in fair value of investments         153,453         27,260          5,606         15,711        (16,740)
  Dividends                               22,152         11,114          4,988         18,759         44,002
  Interest                                     -              -              -              -              -
                                    -------------------------------------------------------------------------
                                         202,656         38,919         13,955         36,761        (10,204)
                                    -------------------------------------------------------------------------

Contributions:
  Employer                                50,605          7,199          6,539          4,922          5,500
  Employee                               216,539         26,878         35,345         18,845         33,578
  Participant loan repayments              5,944            207          2,655            344            721
                                    -------------------------------------------------------------------------
                                         273,088         34,284         44,539         24,111         39,799
                                    -------------------------------------------------------------------------

Transfers with other funds               601,977        120,418         34,082        160,012       (384,172)
                                    -------------------------------------------------------------------------

       Total additions (reductions)    1,077,721        193,621         92,576        220,884       (354,577)
                                    -------------------------------------------------------------------------

Benefits paid directly to participants   177,756         12,311         16,474         33,766         56,199
Participant loan withdrawals               1,724            707         10,207          1,202            679
Other deductions                           1,031            115            179          1,141            188
                                    -------------------------------------------------------------------------

       Total deductions                  180,511         13,133         26,860         36,109         57,066
                                    -------------------------------------------------------------------------

       Net increase (decrease)           897,210        180,488         65,716        184,775       (411,643)

Net assets available for benefits:
  December 31, 1998                      631,979         44,842         48,082         32,968         858,310
                                    --------------------------------------------------------------------------
  December 31, 1999                 $  1,529,189    $   225,330    $   113,798    $   217,743   $     446,667
                                    ==========================================================================


                                                                      Vanguard
                                        Vanguard       Vanguard      Retirement
                                        US Growth     Wellington       Savings      Cone Mills    Participant
                                          Fund           Fund           Trust       Stock Fund       Loans          Total
-----------------------------------------------------------------------------------------------------------------------------
Investment income (loss):
  Gain (loss) on sale of
    investments                     $    433,428    $      8,136   $        -     $   (81,672)  $           -   $    355,674
  Unrealized appreciation (depreciation)
    In fair value of investments       3,228,340        (444,976)           -      (2,306,526)              -        662,128
  Dividends                            1,256,834         865,671            -           8,889               -      2,232,409
  Interest                                     -               -      509,447               -          48,308        557,755
                                    -----------------------------------------------------------------------------------------
                                       4,918,602         428,831      509,447      (2,379,309)         48,308      3,807,966
                                    -----------------------------------------------------------------------------------------

Contributions:
  Employer                               316,050         135,705       80,667         215,732               -        822,919
  Employee                             1,109,166         470,445      265,500         644,845               -      2,821,141
  Participant loan repayments             82,665          39,404       15,368          31,225        (178,533)             -
                                    -----------------------------------------------------------------------------------------
                                       1,507,881         645,554      361,535         891,802        (178,533)     3,644,060
                                    -----------------------------------------------------------------------------------------

Transfers with other funds            (1,942,277)     (1,543,173)   3,653,884        (700,751)              -              -
                                    -----------------------------------------------------------------------------------------

       Total additions (reductions)    4,484,206        (468,788)   4,524,866      (2,188,258)       (130,225)     7,452,026
                                    -----------------------------------------------------------------------------------------

Benefits paid directly to participants 3,549,804       1,572,470    3,125,095         586,122          43,410      9,173,407
Participant loan withdrawals             230,078          88,463       28,684          96,318        (458,062)             -
Other deductions                          14,515           6,630        5,892           7,459               -         37,150
                                    -----------------------------------------------------------------------------------------

        Total deductions               3,794,397       1,667,563    3,159,671         689,899        (414,652)     9,210,557
                                    -----------------------------------------------------------------------------------------

        Net increase (decrease)          689,809      (2,136,351)   1,365,195      (2,878,157)        284,427     (1,758,531)

Net assets available for benefits:
  December 31, 1998                   24,324,590      11,371,877    8,141,749      12,380,968         395,413     58,230,778
                                    -----------------------------------------------------------------------------------------
  December 31, 1999                 $ 25,014,399    $  9,235,526   $9,506,944     $ 9,502,811   $     679,840   $ 56,472,247
                                    =========================================================================================

See Notes to Financial Statements.

THE 401(k) PROGRAM OF CONE MILLS CORPORATION

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
WITH FUND INFORMATION
Period June 1, 1998 through December 31, 1998

                                                       Vanguard        Vanguard      Vanguard      Vanguard
                                         Vanguard    International   LifeStrategy    Small-Cap    Total Bond
                                        500 Index       Growth         Moderate        Index     Market Index
                                           Fund          Fund        Growth Fund       Fund         Fund
-------------------------------------------------------------------------------------------------------------
Investment income (loss):
  Gain (loss) on sale of investments  $       (329)  $         38    $      (220)  $    (2,550)  $        14
  Unrealized appreciation (depreciation)
    in fair value of investments            83,508          2,273          3,251           131         6,609
  Dividends                                  5,729          5,071          1,510         2,297        22,449
  Interest                                       -              -              -             -             -
                                    -------------------------------------------------------------------------
                                            88,908          7,382          4,541          (122)       29,072
                                    -------------------------------------------------------------------------

Contributions:
  Employer                                  13,811          1,842          1,488          1,466        2,781
  Employee                                  45,892          7,047          5,076          5,328        9,276
  Participant loan repayments                  370              -             71              -           72
                                    -------------------------------------------------------------------------
                                            60,073          8,889          6,635          6,794       12,129
                                    -------------------------------------------------------------------------

Transfers:
  To merge net assets from Cone Mills
     Corporation Employee Equity Plan
     (Note 2)                                    -              -              -              -            -
  With other funds                         487,312         28,593         39,851         26,634      824,356
                                    -------------------------------------------------------------------------
                                           487,312         28,593         39,851         26,634      824,356
                                    -------------------------------------------------------------------------

       Total additions (reductions)        636,293         44,864         51,027         33,306      865,557
                                    -------------------------------------------------------------------------

Benefits paid directly to participants           -              -              -             95            -
Participant loan withdrawals                 4,109              -          2,906              -        7,199
Other deductions                               205             22             39            243           48
                                    -------------------------------------------------------------------------

       Total deductions                      4,314             22          2,945            338        7,247
                                    -------------------------------------------------------------------------

       Net increase (decrease)             631,979         44,842         48,082         32,968      858,310

Net assets available for benefits:
  June 1, 1998                                   -              -              -              -            -
                                    -------------------------------------------------------------------------
  December 31, 1998                   $    631,979   $     44,842    $    48,082   $     32,968  $   858,310
                                    =========================================================================

                                                                    Vanguard
                                       Vanguard      Vanguard      Retirement
                                      US Growth     Wellington      Savings        Cone Mills    Participant
                                         Fund          Fund          Trust         Stock Fund       Loans          Total
----------------------------------------------------------------------------------------------------------------------------
Investment income (loss):
  Gain (loss) on sale of investments  $     82,045   $   (147,247)   $         -   $   (242,057) $         -   $   (310,306)
  Unrealized appreciation (depreciation)
    in fair value of investments         2,584,588       (786,718)             -     (8,528,272)           -     (6,634,630)
  Dividends                              1,516,106      1,226,690              -              -            -      2,779,852
  Interest                                       -              -        313,743              -        1,842        315,585
                                    ----------------------------------------------------------------------------------------
                                         4,182,739        292,725        313,743     (8,770,329)       1,842     (3,849,499)
                                    ----------------------------------------------------------------------------------------

Contributions:
  Employer                                 229,408         95,363         59,052        146,181            -        551,392
  Employee                                 884,632        350,723        213,516        447,871            -      1,969,361
  Participant loan repayments                3,402          1,142            397          1,154       (6,608)             -
                                    ----------------------------------------------------------------------------------------
                                         1,117,442        447,228        272,965        595,206       (6,608)     2,520,753
                                    ----------------------------------------------------------------------------------------

Transfers:
  To merge net assets from Cone Mills
    Corporation Employee Equity Plan
    (Note 2)                                     -              -              -     21,632,540            -     21,632,540
  With other funds                        (578,654)      (886,957)       (17,433)        76,298            -              -
                                    ----------------------------------------------------------------------------------------
                                          (578,654)      (886,957)       (17,433)    21,708,838            -     21,632,540
                                    ----------------------------------------------------------------------------------------

       Total additions (reductions)      4,721,527       (147,004)       569,275     13,533,715       (4,766)    20,303,794
                                    ----------------------------------------------------------------------------------------

Benefits paid directly to participants   2,172,484      1,731,140      1,832,887      1,105,913            -      6,842,519
Participant loan withdrawals               205,068         90,454         47,845         42,598     (400,179)             -
Other deductions                             7,247          3,472          2,895          4,236            -         18,407
                                    ----------------------------------------------------------------------------------------

       Total deductions                  2,384,799      1,825,066      1,883,627      1,152,747     (400,179)     6,860,926
                                    ----------------------------------------------------------------------------------------

       Net increase (decrease)           2,336,728     (1,972,070)    (1,314,352)    12,380,968      395,413     13,442,868

Net assets available for benefits:
  June 1, 1998                          21,987,862     13,343,947      9,456,101              -            -     44,787,910
                                    ----------------------------------------------------------------------------------------
  December 31, 1998                   $ 24,324,590   $ 11,371,877    $ 8,141,749   $ 12,380,968  $   395,413   $ 58,230,778
                                    ========================================================================================

See Notes to Financial Statements.

THE 401(k) PROGRAM
OF CONE MILLS CORPORATION


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1.       Significant Accounting Policies

Accounting principles and practices: The Plan's investments are held in a trust fund administered by The Vanguard Group, Inc. ("Vanguard"). The accounting records with respect to financial transactions are maintained by Vanguard. Vanguard invests the participant's accounts, as elected by the participant, among nine investment alternatives. Participants may change their investment options on a daily basis. The financial statements of the Plan are presented under the accrual method of accounting.


Note 2.       Description of the Plan

The Plan is a qualified, defined contribution plan which became effective January 1, 1947 under the name of the Supplemental Retirement Plan of Cone Mills Corporation ("SRP"). In 1992, the Plan was amended effective January 1, 1993, to include hourly employees as members in the Plan and to cause other changes which updated and improved the Plan. In 1993, the Plan was amended effective January 1, 1994, to allow members to contribute up to 15% of adjusted total compensation on a before-tax (Section 401(k)) basis. The Supplemental Retirement Plan - Hourly became effective as of January 1, 1994, at which time all hourly employees transferred their account balances to this new plan. On June 1, 1998, the Cone Mills Corporation Employee Equity Plan ("EEP") was merged into the Plan with all of the EEP's net assets being transferred into the Plan at that date. Immediately thereafter, the EEP was terminated with the Plan being the survivor. On that same date, the Plan assumed its current name in conjunction with the change to Vanguard as Plan trustee and administrator.

Assets: Assets of the Plan are included with assets of "The 401(k) Program - Hourly of Cone Mills Corporation" in a master trust.

Eligibility: Salaried employees who have attained age 21 and have completed one year of service are eligible for the Plan.

Member contributions: Members may contribute from 2% to 15% of compensation on a before-tax (Section 401(k)) basis.

Company contributions: Matching contributions are required in an amount equal to 40% of each member's contributions not in excess of 6% of his compensation. Additional matching contributions may be made at the discretion of Cone Mills Corporation.

Benefits: The accumulated value of a member's individual account is paid after retirement or other separation from service. Benefits are ordinarily paid in a lump-sum distribution in the year following the year of retirement or other termination of employment; however, installment distributions may be made at the election of the participant.

Member accounts: Individual accounts are maintained for each participant which record the accumulated value of Company contributions allocated to such participant, the participant's contributions and investment earnings thereon. Participants receive statements showing the value of their accounts quarterly.

Note 2.       Description of the Plan (Continued)

Valuation of assets: The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash portion.) Participant loans are valued at cost which approximates fair value.

Vesting:  All members' accounts are 100% vested.

Investment alternatives: Participants must direct their salary deferral contributions to selected investments as made available and determined by the plan administrator. Participants may change their investment options any time throughout the year via direct phone or internet access to Vanguard. Each member has the following nine investment alternatives:

o Vanguard 500 Index Fund - Primarily invested in all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index.
o Vanguard International Growth Fund - Primarily invested in stocks of high-quality, seasoned companies based outside the United States.
o Vanguard LifeStrategy Moderate Growth Fund - Primarily invested in a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund.
o Vanguard Small-Cap Index Fund - Primarily invested in a sample of small stocks in the Russell 2000 Index, an unmanaged index of smaller companies.
o Vanguard Total Bond Market Index Fund - Primarily invested in a sample of bonds in the unmanaged Lehman Brothers Aggregate Bond Index.
o Vanguard U. S. Growth Fund - Primarily invested in common stocks of various public companies.
o Vanguard Wellington Fund - Primarily invested in common and preferred stocks and corporate and government bonds.
o Vanguard Retirement Savings Trust - Primarily invested in fixed income securities such as investment contracts issued by insurance companies and commercial banks, interest-bearing accounts, certificates of deposit and money market investments.
o Cone Mills Stock Fund - Primarily invested in the common stock of Cone Mills Corporation.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Note 3.      Plan Termination

If the Plan is terminated, each member would be entitled to the total amount in his account, payable under the terms of the Plan.

Note 4.       Withdrawals and Loans From the Plan

Under the provisions of the Plan relating to financial hardship, a participant may receive an in-service withdrawal of funds from his plan account. Loans from the Plan are also permitted for up to 50% (maximum of $25,000) of the member's account balance.

Note 5.       Income Tax Status

The Plan is intended to meet the qualification requirements of Section 401(k) and related provisions of the Internal Revenue Code. As long as the Plan meets these requirements, the Plan will not be subject to income taxes and members will not recognize taxable income for federal income tax purposes upon receipt to their individual accounts of contributions, dividends, interest or investment gains. Taxation of the amounts credited to a member's individual account is deferred until the member receives a distribution. The Plan has received a determination letter from the Internal Revenue Service affirming that the Plan is a qualified trust exempt from income taxes.

Note 6.       Investments

The following tables present the cost and fair values of the Plan's investments at December 31, 2000 and 1999, respectively:

                                                                     2000
                                                               Cost     Fair Value

Vanguard Funds:
* 500 Index ($121.86/unit; 14,247.788 units)               $ 1,663,885  $ 1,736,235
* International Growth ($18.87/unit; 12,305.169 units)         233,891      232,199
* LifeStrategy Moderate Growth
  ($17.24/unit; 15,511.205 units)                              274,575      267,413
* Small-Cap Index ($19.44/unit; 14,811.362 units)              325,152      287,933
* Total Bond Market Index ($9.96/unit; 46,909.207 units)       484,638      467,216
* U. S. Growth ($27.65/unit; 653,610.745 units)             23,018,153   18,072,337
* Wellington ($28.21/unit; 247,232.299 units)                7,361,553    6,974,423
* Vanguard Retirement Savings Trust
  ($1.00/unit; 7,393,306.39 units)                           7,393,306    7,393,306
* Cone Mills Stock Fund ($2.48/unit; 1,995,889.291 units)   11,131,449    4,949,806
* Participant Loans                                            702,354      702,354
                                                           ------------------------
                                                           $52,588,956  $41,083,222
                                                           ========================

*Designates party-in-interest

                                                                     1999
                                                               Cost     Fair Value
Vanguard Funds:
* 500 Index ($135.33/unit; 11,253.908 units)               $ 1,282,382  $ 1,522,991
* International Growth ($22.49/unit; 9,978.467 units)          187,296      224,416
* LifeStrategy Moderate Growth ($18.18/unit; 6,234.105 units)  105,107      113,336
* Small-Cap Index ($23.60/unit; 9,189.040 units)               194,807      216,861
* Total Bond Market Index ($9.56/unit; 46,533.201 units)       477,896      444,857
* U. S. Growth ($43.53/unit; 572,318.317 units)             21,456,213   24,913,016
* Wellington ($27.96/unit; 328,973.360 units)                9,655,368    9,198,095
* Vanguard Retirement Savings Trust
  ($1.00/unit; 9,468,413 units)                              9,468,413    9,468,413
* Cone Mills Stock Fund ($4.37/unit; 2,165,742.679 units)   11,911,585    9,464,296
* Participant Loans                                            679,840      679,840
                                                            -----------------------
                                                          $ 55,418,907  $56,246,121
                                                           ========================

*Designates party-in-interest

The market volatility of equity-based investments is expected to substantially impact the value of such investments at any given time. It is likely that the value of the Plan's investments, both in total and in individual participant accounts, has declined since December 31, 2000.

The following tables present the realized gains (losses) on investments for the years ended December 31, 2000 and 1999 and the period June 1, 1998 through December 31, 1998, respectively, using the average cost method for determining the cost of the investments sold:

                                                                          2000
                                                           Proceeds       Cost     Gain (Loss)

Vanguard 500 Index Fund                                  $ 1,254,402  $ 1,270,031  $ (15,629)
Vanguard International Growth Fund                           164,809      174,683     (9,874)
Vanguard LifeStrategy Moderate Growth Fund                    27,019       27,616       (597)
Vanguard Small-Cap Index Fund                                107,073      107,074         (1)
Vanguard Total Bond Market Index Fund                        236,396      233,522      2,874
Vanguard U. S. Growth Fund                                 7,359,657    7,606,936   (247,279)
Vanguard Wellington Fund                                   3,621,872    3,643,079    (21,207)
Vanguard Retirement Savings Trust                          7,703,888    7,703,888          -
Cone Mills Stock Fund                                      4,772,199    4,478,830    293,369
                                                         ------------------------------------
                                                         $25,247,315  $25,245,659  $   1,656
                                                         ===================================

                                                                         1999
                                                           Proceeds      Cost      Gain (Loss)

Vanguard 500 Index Fund                                  $ 1,675,427  $ 1,648,376  $   27,051
Vanguard International Growth Fund                            60,979       60,434         545
Vanguard LifeStrategy Moderate Growth Fund                   265,877      262,516       3,361
Vanguard Small-Cap Index Fund                                 45,454       43,163       2,291
Vanguard Total Bond Market Index Fund                        881,994      919,460     (37,466)
Vanguard U. S. Growth Fund                                10,042,985    9,609,557     433,428
Vanguard Wellington Fund                                   4,697,293    4,689,157       8,136
Vanguard Retirement Savings Trust                          8,557,908    8,557,908           -
Cone Mills Stock Fund                                      3,694,116    3,775,788     (81,672)
                                                         -------------------------------------
                                                         $29,922,033  $29,566,359  $  355,674
                                                         =====================================


                                                                          1998
                                                           Proceeds      Cost      Gain (Loss)

Vanguard 500 Index Fund                                  $    12,024  $    12,353  $     (329)
Vanguard International Growth Fund                             1,321        1,283          38
Vanguard LifeStrategy Moderate Growth Fund                     3,945        4,165        (220)
Vanguard Small-Cap Index Fund                                 11,168       13,718      (2,550)
Vanguard Total Bond Market Index Fund                         19,600       19,586          14
Vanguard U. S. Growth Fund                                 4,721,591    4,639,546      82,045
Vanguard Wellington Fund                                   3,300,296    3,447,543    (147,247)
Vanguard Retirement Savings Trust                          4,331,889    4,331,889           -
Cone Mills Stock Fund                                      1,656,605    1,898,662    (242,057)
                                                         -------------------------------------
                                                         $14,058,439  $14,368,745 $  (310,306)
                                                         =====================================

The following tables present the unrealized appreciation (depreciation) on investments as of December 31, 2000, December 31, 1999, December 31, 1998 and June 1, 1998, and the changes in unrealized appreciation (depreciation) for the periods therein:


                                                           Unrealized                              Unrealized
                                                          Appreciation         Change in          Appreciation
                                                         (Depreciation)        Unrealized        (Depreciation)
                                                          December 31,        Appreciation        December 31,
                                                              1999           (Depreciation)           2000
                                                       ------------------------------------------------------------
Vanguard 500 Index Fund                                $    240,609          $   (168,259)       $     72,350
Vanguard International Growth Fund                           37,120               (38,812)             (1,692)
Vanguard LifeStrategy Moderate Growth Fund                    8,229               (15,391)             (7,162)
Vanguard Small-Cap Index Fund                                22,054               (59,273)            (37,219)
Vanguard Total Bond Market Index Fund                       (33,039)               15,617             (17,422)
Vanguard U. S. Growth Fund                                3,456,803            (8,402,619)         (4,945,816)
Vanguard Wellington Fund                                   (457,273)               70,143            (387,130)
Vanguard Retirement Savings Trust                                 -                     -                   -
Cone Mills Stock Fund                                    (2,447,289)           (3,734,354)         (6,181,643)
Participant Loans                                                 -                     -                   -
                                                       ------------------------------------------------------------
                                                       $    827,214         $ (12,332,948)      $ (11,505,734)
                                                       ============================================================


                                                           Unrealized                              Unrealized
                                                          Appreciation         Change in          Appreciation
                                                         (Depreciation)        Unrealized        (Depreciation)
                                                          December 31,        Appreciation        December 31,
                                                              1998           (Depreciation)           1999
                                                       ------------------------------------------------------------
Vanguard 500 Index Fund                                $     87,156          $    153,453         $   240,609
Vanguard International Growth Fund                            9,860                27,260              37,120
Vanguard LifeStrategy Moderate Growth Fund                    2,623                 5,606               8,229
Vanguard Small-Cap Index Fund                                 6,343                15,711              22,054
Vanguard Total Bond Market Index Fund                       (16,299)              (16,740)            (33,039)
Vanguard U. S. Growth Fund                                  228,463             3,228,340           3,456,803
Vanguard Wellington Fund                                    (12,297)             (444,976)           (457,273)
Vanguard Retirement Savings Trust                                 -                     -                   -
Cone Mills Stock Fund                                      (140,763)           (2,306,526)         (2,447,289)
Participant Loans                                                 -                     -                   -
                                                       ------------------------------------------------------------
                                                       $    165,086          $    662,128         $   827,214
                                                       ============================================================

                                                           Unrealized                              Unrealized
                                                          Appreciation         Change in          Appreciation
                                                         (Depreciation)        Unrealized        (Depreciation)
                                                            June 1,           Appreciation        December 31,
                                                              1998           (Depreciation)           1998
                                                       ------------------------------------------------------------
Vanguard 500 Index Fund                                $      3,648          $     83,508         $    87,156
Vanguard International Growth Fund                            7,587                 2,273               9,860
Vanguard LifeStrategy Moderate Growth Fund                     (628)                3,251               2,623
Vanguard Small-Cap Index Fund                                 6,212                   131               6,343
Vanguard Total Bond Market Index Fund                       (22,908)                6,609             (16,299)
Vanguard U. S. Growth Fund                               (2,356,125)            2,584,588             228,463
Vanguard Wellington Fund                                    774,421              (786,718)            (12,297)
Vanguard Retirement Savings Trust                                 -                     -                   -
Cone Mills Stock Fund                                     8,387,509            (8,528,272)           (140,763)
Participant Loans                                                 -                     -                   -
                                                       ------------------------------------------------------------
                                                       $  6,799,716          $ (6,634,630)        $   165,086
                                                       ============================================================

The following table details the number of participants in each investment program as of December 31, 2000 and 1999, respectively:

                                                        2000               1999
                                          --------------------------------------
Vanguard 500 Index Fund                                  137                108
Vanguard International Growth Fund                        51                 30
Vanguard LifeStrategy Moderate Growth Fund                37                 25
Vanguard Small-Cap Index Fund                             51                 30
Vanguard Total Bond Market Index Fund                     31                 29
Vanguard U. S. Growth Fund                               617                658
Vanguard Wellington Fund                                 411                501
Vanguard Retirement Savings Trust                        306                609
Cone Mills Stock Fund                                    509                369

Note 7. Reconciliation of Differences Between These Financial Statements and the Financial Information Required on Form 5500

                                                                      December 31,
                                                                  2000           1999
Net assets available for benefits as presented in
  these financial statements                                 $ 41,308,396   $ 56,472,247
Adjustment of benefits payable                                 (8,970,159)   (15,199,566)
                                                             ----------------------------
Net assets available for benefits as presented in Form 5500  $ 32,338,237   $ 41,272,681
                                                             ============================
Net decrease in net assets available for benefits as
  presented in these financial statements                    $(15,163,851)  $ (1,758,531)
Adjustment of benefits paid                                     6,229,407     (7,600,281)
                                                             ----------------------------
Net decrease in net assets available for benefits as
  presented in Form 5500                                     $ (8,934,444)  $ (9,358,812)
                                                             ============================

                             CONE MILLS CORPORATION
                              EMPLOYEE EQUITY PLAN
                                FINANCIAL REPORT
                                  JUNE 1, 1998

                               Contents

 INDEPENDENT AUDITOR'S REPORT                                        1

 FINANCIAL STATEMENTS

   Statement of financial condition                                  2

   Statements of income and changes in plan equity                   3

   Notes to financial statements                                   4-6

                             McGLADREY & PULLEN, LLP
                          CERTIFIED PUBLIC ACCOUNTANTS

                          INDEPENDENT AUDITOR'S REPORT

To the Advisory Committee
Cone Mills Corporation
  Employee Equity Plan
Greensboro, North Carolina

We have audited the accompanying statement of financial condition of the Cone Mills Corporation Employee Equity Plan as of June 1, 1998, and the related statements of income and changes in plan equity for the period January 1, 1998 through June 1, 1998 and the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Cone Mills Corporation Employee Equity Plan as of June 1, 1998, and the changes for the period January 1, 1998 through June 1, 1998 and the year ended December 31, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 6 to the financial statements, the Plan's net assets were merged into the Cone Mills Corporation Supplemental Retirement Plan ("SRP") on June 1, 1998. Immediately thereafter, the Plan was terminated with the SRP being the survivor.


/s/ McGladrey & Pullen, LLP
McGLADREY & PULLEN, LLP

Greensboro, North Carolina
October 23, 1998

STATEMENT OF FINANCIAL CONDITION
JUNE 1, 1998

                                                                                        1998
Assets:
  Money market account, Crestar Bank                                                $      -
  Investment in Cone Mills Corporation common stock at
     market value (shares 2,222,096)(cost $14,228,069)                                     -
  Accounts receivable, Cone Mills Corporation                                          34,873
  Accounts receivable, participants                                                    80,782
  Accrued income receivable                                                               832
                                                                                      -------
    Total assets                                                                      116,487
                                                                                      -------

Liabilities:
  Amounts due to Cone Mills Supplemental Retirement
    Plan                                                                              116,487
                                                                                      -------
    Total liabilities                                                                 116,487
                                                                                      -------

Equity:
  Amounts allocated to persons who have withdrawn from
    participation in the earnings and operations of the
    Plan                                                                                    -
  Other                                                                                     -
                                                                                      -------
    Net assets available for benefits                                               $       -
                                                                                      =======

See Notes to Financial Statements.

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
PERIOD JANUARY 1, 1998 THROUGH JUNE 1, 1998 AND YEAR ENDED DECEMBER 31, 1997

                                                                   1998             1997
Additions:
Interest income                                              $    3,084      $    10,285
Cone Mills Corporation contributions                            190,289          528,492
Participants contributions                                      455,142        1,264,013
Gains realized on distributions of Cone
  Mills Corporation common stock to plan
  participants (market value 1998 $47,095;
  1997 $842,820)(cost 1998 $35,684; 1997
  $663,657)                                                      11,411          179,163
Gains realized on sales of Cone Mills
  Corporation common stock (proceeds
  1998 $300,544; 1997 $174,015)
  (cost 1998 $228,250; 1997 $137,145)                            72,294           36,870
Transfers from Cone Mills Corporation
  Employee Equity Plan - Hourly                                       -           29,420
Unrealized appreciation of investments                        4,046,432                -
                                                             ----------       ----------
      Total additions                                         4,778,652        2,048,243
                                                             ----------       ----------

Reductions:
  Benefit payments                                              398,237        1,444,451
  Transfers to Cone Mills Corporation
    Supplemental Retirement Plan                                466,071          598,148
  Transfers to Cone Mills Corporation
    Employee Equity Plan - Hourly                                46,534                -
  Unrealized depreciation of investments                              -          478,515
  Transfer to merge net assets into Cone
    Mills Corporation Supplemental
    Retirement Plan (Note 6)                                 21,632,540                -
                                                             ----------       ----------
      Total reductions                                       22,543,382        2,521,114
                                                             ----------       ----------

    Decrease in plan equity                                 (17,764,730)        (472,871)

Plan equity:
  Beginning                                                  17,764,730       18,237,601
                                                             ----------       ----------
  Ending                                                   $          -     $ 17,764,730
                                                             ==========       ==========

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1.  Accounting Principles and Practices

The assets of the Plan were valued at market. Market for Cone Mills Corporation common stock was based upon closing quotations on the New York Stock Exchange Composite Tape. The accrual method of accounting was used. Cost for dispositions of stock was determined by the average cost method.

Note 2.  Description of the Plan

The Plan was a defined contribution plan which became effective on May 1, 1989, and was amended and restated on November 16, 1989. In 1990, the Plan was amended effective January 1, 1989, to redefine "compensation" and "salary" as permitted under Section 414(s) of the Internal Revenue Code of 1986 and to conform such definition to company practices. In 1991, the Plan was amended and restated effective January 1, 1991, to continue compliance under applicable provisions of the Internal Revenue Code of 1986 and the Employee Retirement Income Security Act of 1974. In 1992, the Plan was amended effective January 1, 1993, to include hourly employees as members in the Plan and to cause other changes which updated and improved the Plan. In 1993, the Plan was amended effective January 1, 1994, to allow members to contribute up to 15% of compensation on a before-tax (Section 401(k)) basis. A new plan, the "Employee Equity Plan - Hourly" was adopted and all hourly employees transferred their account balances to that plan on January 1, 1994. A general description of the provisions of the Plan follows:

Assets: Assets of the Plan were included with assets of the "Employee Equity Plan-Hourly" in a master trust ("Plans"). Assets were invested primarily in Cone Mills Corporation common stock. A portion of the assets were held in an Other Investments Fund which holds short-term cash or money market investments. The portion held in the Other Investments Fund was used for cash distributions to participants and to enable the Plans to purchase additional Cone Mills Corporation common stock. Members with account balances less than $5,000 were allowed to make a one-time transfer of their account balances to the Cone Mills Corporation Supplemental Retirement Plans. Also, members who had attained 60 years of age as of the last day of the prior plan year, were allowed to transfer in two annual installments their account balances in these Plans to the Cone Mills Corporation Supplemental Retirement Plans. Other members were allowed to transfer their account balances to the Cone Mills Corporation Supplemental Retirement Plans over a four-year period. Otherwise, members of the Plans were not entitled to select the manner in which their individual accounts were invested.

Market risk: The Plan invested primarily in Cone Mills Corporation common stock ("Cone stock"). Cone stock is traded on the New York Stock Exchange, and therefore its value is subject to the effects of fluctuations in overall market performance. The Plan was potentially subject to heightened levels of market risk attributable to its investment concentration.

Eligibility: Salaried employees who had attained age 21 were eligible after completing one year of service.

Member contributions: Members were allowed to contribute from 2% to 15% of compensation on a before-tax (Section 401(k)) basis.

Company contributions: Matching contributions were required each period in an amount equal to 50% of each member's contribution not in excess of 6% of his compensation. Additional matching contributions could have been made at the discretion of Cone Mills Corporation.

Benefits: The accumulated value of a member's individual account was paid after retirement or other separation from service. Distributions from the Plan must have been paid in cash, except that the receiving member was allowed to receive his distribution in the form of qualifying employer securities unless such a distribution was restricted according to the Company's bylaws and articles of incorporation. The valuation of Cone Mills Corporation common stock used for cash distributions was the closing price of such stock as reported on the sixtieth day following the applicable valuation date.

Member accounts: Individual accounts were maintained for each plan participant which recorded the accumulated value of Company contributions allocated to such participant, the participant's contributions and investment earnings thereon.

Vesting:  All members' accounts were 100% vested.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and reductions during the reporting period. Actual results could differ from those estimates.

Note 3.  Unrealized Appreciation of Investments

The unrealized appreciation of investments as of June 1, 1998, (immediately prior to transfer) and December 31, 1997, is as follows:

                              1998           1997
                              -----          ----
                          $ 7,013,042   $ 2,993,172
                            =========     =========

Note 4.  Federal Income Taxes

The Plan was intended to meet the qualification requirements of Sections 401(a) and 401(k) and related provisions of the Internal Revenue Code. As long as the Plan met these requirements, the Plan was not subject to income taxes and members would not recognize taxable income for federal income tax purposes upon receipt to their individual accounts of contributions, dividends, interest or investment gains. Taxation of the amounts credited to a member's individual account was deferred until the member received a distribution. A favorable determination letter had been obtained as of June 1, 1998.

Note 5. Reconciliation of Differences Between These Financial Statements and the Financial Information Required on Form 5500

                                                                                June 1,             December 31,
                                                                                 1998                   1997
                                                                               -------               ---------
Net decrease in plan equity as presented in
  these financial statements                                                $(17,764,730)         $   (472,871)
Adjustment of benefits paid                                                    2,277,300              (678,962)
                                                                              ----------           -----------
Net decrease in plan equity as presented
  in Form 5500                                                              $(15,487,430)         $ (1,151,833)
                                                                              ==========            ==========

Note 6.  Plan Merger and Termination

The Plan was merged into the Cone Mills Corporation Supplemental Retirement Plan ("SRP") on June 1, 1998. All of the Plan's net assets were transferred into the SRP at that date. Immediately thereafter, the Plan was terminated with the SRP being the survivor.